OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

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MIRANDA SIGNS LETTERS OF INTENT ON TWO LARGE

DISTRICT-SCALE EPITHERMAL SYSTEMS IN COLOMBIA

Vancouver, BC, Canada – January 20, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce it has signed Letters of Intent (“LOI”) on two important district-scale epithermal vein systems. The Colombian project titles are Mallama and San Lucas in the Nariño and South Bolivar departments, respectively.

Both acquisitions are the result of reconnaissance and evaluations during the last resource market down-cycle. Miranda has maintained its presence in Colombia, while waiting for quality projects to become available and for security risks in certain areas to become more manageable - as a result of the armistice that was signed between the Colombian government and opposition groups.

The Mallama project is part of a large district that contains more than thirty mapped intermediate sulfidation epithermal veins with strike lengths of over 4km. The Japanese International Cooperation Agency (JICA) mapped, sampled, and drilled a portion of the larger vein system - of which the Mallama project covers a part - in 1983. The El Diamante Mine is just north of Miranda’s Mallama project, and has been active for 30 years or more - with its interesting gold metallurgy studied and published by the joint efforts of Colombian and European scientists - the gold at El Diamante, in particular, is associated with pyrite and quartz and secondarily with arsenopyrite, sphalerite and galena. Historic sampling presented by the owners of the titles on the Mallama project shows vein grades from 33 g Au/t to 87 g Au/t with silver occurring on an average ratio of 10:1 silver to gold. Limited confirmation sampling assays by Miranda geologists shows 42 g Au/t over 0.5m in an active artisan mine that displays numerous parallel veins. Mallama consists of government granted titles.

The San Lucas project is part of a large district that contains numerous high-grade veins extending for several kilometers. San Lucas is particularly interesting in that it displays banded quartz-carbonate veins with high tellurium. This is the same vein characteristic that is seen in Buritica (reported reserves of 3.7m ounces gold at 8.5 g Au/t- and 10.7m ounces of silver at 24.3 g Ag/t), which is being advanced to production by Continental Gold Inc. The analog for San Lucas is mesozonal to epithermal carbonate base metal (CBM) gold systems. Miranda’s acquisition of San Lucas is a direct result of the recognition of this rare analog model in Colombia. San Lucas is a core property internal to Mineros S.A.’s Guamoco Project to the north, and a large land position to the south maintained by Anglo Ashanti. Miranda considers San Lucas the core of the district. San Lucas has reported gold values of between 12.5 g Au/t and 105 g Au/t over 3m. San Lucas consists of government granted titles.

Miranda cannot yet independently verify historically reported samples for Mallama or San Lucas – however – Miranda’s Exploration Manager has past experience in and knowledge of both of these districts through prior work history. The assay values provided above for San Lucas are from an NI 43-101 Independent Technical Report (Quia Resources Inc & Onsino Capital Corp, prepared by Caracle Creek International Consulting Inc., July 2010).

Both Mallama and San Lucas are not without challenges. Mallama will require a Consulta Previa and good cooperation from the local stakeholders. The initial work for Mallama will start immediately – with the goal of initiating physical exploration in the areas of highest interest. San Lucas is within an area that is temporarily withdrawn for additional mineral entry, so no work can commence until that prohibition is lifted. Regarding San Lucas – Miranda is in a similar position to that of Mineros SA and Anglo Ashanti – who both maintain their land positions in the district in anticipation of the area’s release from an environmental study area. The demonstrated potential of both Mallama and San Lucas make the “risk vs. reward” profile for these two projects acceptable for acquisition by Miranda.

Agreement Details

Mallama: On November 5, 2016, Miranda signed a binding letter of intent, subject to Miranda satisfactorily completing a 30-day due diligence (complete), to enter into a binding purchase agreement. Miranda has paid the initial US$140,000, and we now have a further 60-day period (extended) in which to draft the final binding purchase agreement. Upon receipt of suitable drill permits on Mallama, Miranda is required to make an additional payment of US$200,000. A residual net proceeds royalty of 4% (as defined in the Rocky Mountain Form 5) will be payable to the vendor, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine. There are no minimum work commitments on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

San Lucas: On January 19, 2017, Miranda signed a non-binding letter of intent, subject to Miranda satisfactorily completing a 30-day due diligence (in process), to enter into a binding purchase agreement. Once the initial payment of outstanding license fees of US$120,000 is paid, Miranda will have a further 30-day period in which to draft the final binding purchase agreement. A further payment of approximately US$60,000 will be required at the signing of the agreement. When the San Lucas property is withdrawn from the “Study Area Resolucion 1628”, Miranda will be required to make an additional payment of US$100,000. Upon receipt of suitable drill permits on San Lucas, Miranda will be required to make an additional payment of US$75,000. Finally, a payment of US$500,000 will become due, in two tranches, when Miranda produces a NI 43-101 technical report showing 500,000 or more gold equivalent ounces in the Measured and Indicated categories. A residual net proceeds royalty of 4% (as defined in the Rocky Mountain Form 5) will be payable to the vendor, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine. There are no minimum work commitments on San Lucas, and no acquisition restrictions imposed on Miranda for any adjacent property.

Data disclosed in this press release, has been reviewed and verified by Miranda’s Chief Executive Officer, Joseph Hebert, C.P.G., and B.Sc. Geology, a Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold Prospect Generator active in Alaska and Colombia, whose emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize our exposure to discovery and minimize exploration risk. Miranda has ongoing relationships with Gold Torrent, Inc., and Montezuma Mines Inc.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.